Exhibit 99.1

Obsidian Energy Announces TSX Approval for Renewal of Normal Course Issuer Bid

CALGARY, February 26, 2026 - OBSIDIAN ENERGY LTD. (TSX/NYSE American – OBE) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) is pleased to announce that the Toronto Stock Exchange (the "TSX") has accepted Obsidian Energy's notice of intention to renew our normal course issuer bid (the "NCIB"). The NCIB allows Obsidian Energy to purchase up to 6,458,536 common shares (representing 10 percent of the Company's public float, as defined by the TSX, as of February 17, 2026) over a period of 12 months commencing on March 3, 2026. On February 17, 2026, Obsidian Energy had 67,306,951 common shares outstanding and 64,585,363 common shares in our public float. The NCIB will expire no later than March 2, 2027.

Under the NCIB, common shares may be repurchased through the facilities of the TSX, the NYSE American stock exchange and/or alternative trading systems in Canada and the United States, or as otherwise permitted under applicable securities laws. Purchases under the NCIB will be made through open market purchases at market price, as well as by other means as may be permitted under applicable securities laws. The NCIB will be effected in accordance with the TSX NCIB rules and/or Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended, which contain restrictions on the number of common shares that may be purchased on a single day, subject to certain exceptions for block purchases, based on the average daily trading volumes of Obsidian Energy's common shares on the applicable exchange.

The total number of common shares Obsidian Energy is permitted to purchase on the TSX is subject to a daily purchase limit of 59,759 common shares, representing 25 percent of the average daily trading volume of 239,036 common shares on the TSX calculated for the six-month period ended January 31, 2026. However, the Company may make one block purchase per calendar week on the TSX which exceeds such daily repurchase restrictions. Any common shares that are purchased under the NCIB will be cancelled upon their purchase by Obsidian Energy.

The actual number of common shares that may be purchased under the NCIB and the timing of any such purchases will be determined by Obsidian Energy. The Company believes that, at times, the prevailing share price does not reflect the underlying value of our common shares and the repurchase of our common shares for cancellation represents an attractive opportunity to enhance Obsidian Energy's per share metrics, and thereby increase the underlying value of the Company’s common shares for our shareholders.

Obsidian Energy has established an automatic securities purchase plan with a designated broker whereby common shares may be repurchased at times when such purchases would otherwise be prohibited pursuant to regulatory restrictions or self-imposed blackout periods. Under the automatic securities purchase plan and before entering into a self-imposed blackout period, the Company may, but is not required to, request that the designated broker make purchases under the NCIB. Such purchases will be made at the discretion of the designated broker, within parameters established by Obsidian Energy prior to the blackout periods. Outside of the blackout periods, purchases are made at the discretion of the Company’s management. The automatic securities purchase plan constitutes an "automatic plan" for purposes of applicable Canadian securities legislation and has been pre-cleared by the TSX.

The Company is permitted to repurchase up to 7,144,408 common shares under its current NCIB that commenced on March 3, 2025, and will expire on March 2, 2026. As at February 17, 2026, Obsidian Energy had repurchased 7,144,408 common shares on the open market, which was the maximum allowed under our expiring NCIB, at a volume weighted average price per common share of approximately $7.16 per share.

ABOUT OBSIDIAN ENERGY

Obsidian Energy is an intermediate-sized oil and gas producer with a well-balanced portfolio of high-quality assets, primarily in the Peace River, Willesden Green and Viking areas in Alberta. The Company’s business is to explore for, develop and hold interests in oil and natural gas properties and related production infrastructure in the Western Canada Sedimentary Basin.

Obsidian Energy is headquartered in Calgary and listed on the Toronto Stock Exchange and NYSE American (TSX / NYSE American: OBE). To learn more, visit Obsidian Energy’s website.

ADDITIONAL READER ADVISORIES

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements or information (collectively "forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. The use of any of the words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify forward-looking statements or information. More particularly and without limitation, this news release contains forward-looking statements and information concerning: the timing, methods and quantity of any purchases by Obsidian Energy of its common shares under the NCIB; and the Company's belief that the repurchase of common shares under the NCIB will increase the underlying value of common shares held by shareholders.

The forward-looking statements and information are based on certain key expectations and assumptions made by Obsidian Energy, including: the duration and impact of tariffs that are currently in effect on goods exported from or imported in Canada, and that other than such tariffs, neither the U.S. nor Canada (i) increases the rate or scope of such tariffs, reenacts tariffs that are currently suspended, or imposes new tariffs, on the import of goods from one country to the other, including on oil and natural gas, and/or (ii) imposes any other form of tax, restriction or prohibition on the import or export of products from one country to the other, including on oil and natural gas; Obsidian Energy's views with respect to its financial condition and prospects, the stability of general economic and market conditions, currency exchange rates and interest rates; the availability of cash or other financing sources to fund repurchases of common shares under the NCIB and our ability to comply with applicable terms and conditions under the Company’s debt agreements; the existence of alternative uses for Obsidian Energy's cash and other financial resources.

The future acquisition by the Company of the Company's common shares pursuant to its share buyback program (including through its NCIB), if any, and the level thereof is uncertain. Any decision to acquire common shares of the Company pursuant to the share buyback program will be subject to the discretion of the board of directors of the Company and may depend on a variety of factors, including, without limitation, the Company's business performance, financial condition, financial requirements, growth plans, expected capital requirements and other conditions existing at such future time including, without limitation, contractual restrictions and satisfaction of the solvency tests imposed on the Company under applicable corporate law. There can be no assurance of the number of common shares of the Company that the Company will acquire pursuant to its share buyback program, if any, in the future.

Although Obsidian Energy believes that the expectations and assumptions on which such forward-looking statements and information are based are reasonable, undue reliance should not be placed on the forward-looking statements and information because Obsidian Energy can give no assurance that they will prove to be correct. By its nature, such forward-looking statements and information are subject to various risks and uncertainties, which could cause the actual results and expectations to differ materially from the anticipated results or expectations expressed. These risks and uncertainties include, but are not limited to: the risk that: (i) the tariffs that are currently in effect on goods exported from or imported into Canada continue in effect for an extended period of time, the tariffs that have been threatened are implemented, the tariffs that are currently suspended are reactivated, the rate or scope of tariffs are increased, or new tariffs are imposed, including on oil and natural gas, (ii) the U.S. and/or Canada imposes any other form of tax, restriction or prohibition on the import or export of products from one country to the other, including on oil and natural gas, and (iii) the tariffs imposed or threatened to be imposed by the U.S. on other countries and retaliatory tariffs imposed or threatened to be imposed by other countries on the US, will trigger a broader global trade ware which could have a material adverse effect on the Canadian, U.S. and global economies, and by extension the Canadian oil and natural gas industry and the Company, including by decreasing demand for (and the price of) oil and natural gas, disrupting supply chains, increasing costs, causing volatility in global financial markets, and limiting access to financing; our inability to repurchase common shares under the NCIB in the amounts permitted or at all due to a lack of financial resources; the inability to comply with our debt agreements; legal restrictions on share repurchases; competing demands for our financial resources; the anticipated benefits of repurchasing our shares under the NCIB do not materialize; Obsidian Energy's future capital requirements; general economic and market conditions; demand for Obsidian Energy's products; and unforeseen legal or regulatory developments and other risk factors detailed from time to time in Obsidian Energy reports filed with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission. Readers are cautioned that the foregoing list of factors is not exhaustive. Readers are cautioned that the assumptions used in the preparation of such forward-looking statements and information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on such forward-looking statements and information. Obsidian Energy gives no assurance that any of the events anticipated will transpire or occur, or, if any of them do, what benefits Obsidian Energy will derive from them. The forward-looking statements and information contained in this news release are expressly qualified by this cautionary statement. Except as required by law, the Company does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein. Readers should also carefully consider the matters discussed that could affect Obsidian Energy, or its operations or financial results in Obsidian Energy’s Annual Information Form (see "Risk Factors" and "Forward-Looking Statements" therein) for the year ended December 31, 2025, which is available on the SEDAR+ website (www.sedarplus.ca), EDGAR website (www.sec.gov) or Obsidian Energy's website.

Obsidian Energy shares are listed on both the Toronto Stock Exchange in Canada and the NYSE American exchange in the United States under the symbol “OBE”.

contact

OBSIDIAN ENERGY

Suite 200, 207 - 9th Avenue SW, Calgary, Alberta T2P 1K3

Phone: 403-777-2500

Toll Free: 1-866-693-2707

Website: www.obsidianenergy.com

Investor Relations:

Toll Free: 1-888-770-2633

Email: investor.relations@obsidianenergy.com